Twenty largest holdings
Emerging Markets Growth Fund, Inc.

Ranking			% Total
12/31/06	5/31//07	Security	portfolio	% Index[1]	Description
3	1	América Móvil	3.2	2.0	Latin America's largest cellular communications provider.
5	2	Kookmin Bank	2.1	1.1	Korea's largest financial services provider.
4	3	Taiwan Semiconductor Manufacturing	2.0	1.6	One of the world's largest semiconductor manufacturers.
1	4	Samsung Electronics	2.0	2.9	South Korea's top electronics manufacturer and a global leader in semiconductor production.
2	5	Hon Hai Precision Industry	1.9	1.1	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
11	6	AmBev	1.6	0.5	The dominant beer producer in Latin America.
9	7	OCI	1.6	0.2	A leading cement producer and construction contractor serving customers in the developing world.
36	8	Petrobras	1.6	2.5	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
8	9	Infosys Technologies	1.5	0.8	One of India's leading information technology services companies, with a worldwide client base.
16	10	Anhui Conch Cement	1.4	0.1	China's largest producer and seller of cement and commodity clinker.

		Total companies 1 through 10	18.9	12.8

na	11	Telemar	1.4	0.3	Provides fixed line telecommunications services in eastern and northern Brazil.
6	12	Telekomunikasi Indonesia	1.4	0.4	The dominant telecommunications services provider in Indonesia.
22	13	China Shenhua Energy	1.3	0.0	Coal-based energy and power distribution company in China.
33	14	Embraer	1.1	0.2	One of the largest aircraft manufacturers. Specializes in the commercial, defense and executive aviation markets.
40	15	Bumiputra-Commerce Holdings	1.1	0.3	Involved in banking, financial services and real estate management.
10	16	Teva Pharmaceutical Industries	1.1	1.0	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
21	17	Gazprom	0.9	3.2	The largest gas producer and transporter in the Russian Federation.
47	18	Gold Fields	0.8	0.4	Among the world's largest gold mining and exploration companies.
38	19	Mediatek	0.8	0.5	Manufactures optical storage media for PCs and DVDs.
53	20	IOI	0.8	0.0	Involved in palm oil and rubber cultivation and processing.

		Total companies 1 through 20	29.6	19.1

1MSCI EMERGING MARKETS INDEX

Diversification by sector
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	5/31/07	5/31/07		12/31/06	5/31/07	5/31/07
ENERGY	5.9	7.2	14.6	FINANCIALS	16.7	14.9	21.1
Petrobras		1.6		Kookmin Bank		2.1
China Shenhua Energy		1.3		Bumiputra-Commerce Holdings		1.1
Gazprom		0.9		Akbank		0.8
OTHERS		3.4		Standard Bank Group		0.7
MATERIALS	11.2	14.4	14.6	Fubon Financial Holding		0.6
Anhui Conch Cement		1.4		Absa Group		0.6
Gold Fields		0.8		OTHERS		9.0
Harmony Gold Mining		0.8		INFORMATION TECHNOLOGY	14.2	12.3	12.3
Ambuja Cements		0.6		Taiwan Semiconductor Manufacturing		2.0
Asia Cement		0.6		Samsung Electronics		2.0
Taiwan Cement		0.6		Hon Hai Precision Industry		1.9
OTHERS		9.6		Infosys Technologies		1.5
INDUSTRIALS	10.9	12.7	9.2	Mediatek		0.8
OCI		1.6		OTHERS		4.1
Embraer		1.1		TELECOMMUNICATION SERVICES	11.2	12.0	10.9
Murray & Roberts Holdings		0.8		América Móvil		3.2
Samsung Engineering		0.8		Telemar		1.4
Empresas ICA		0.6		Telekomunikasi Indonesia		1.4
OTHERS		7.8		Orascom Telecom		0.6
CONSUMER DISCRETIONARY	8.4	9.0	6.3	Bezeq		0.5
Submarino		0.7		OTHERS		4.9
GOME Electrical Appliances Holding		0.6		UTILITIES	2.5	2.3	3.7
Televisa		0.5		RAO UES of Russia		0.7
Hankook Tire		0.5		OTHERS		1.6
OTHERS		6.7		OTHER	1.5	1.4	0.0
CONSUMER STAPLES	11.0	8.0	5.5	Baring Vostok Capital Partners		0.3
AmBev		1.6		OTHERS		1.1
IOI		0.8		Total equity	95.4	96.0	100.0
China Mengniu Dairy		0.5		Fixed income	0.9	1.0
OTHERS		5.1		Cash & equivalents	3.7	3.0
HEALTH CARE	1.9	1.8	1.8	Total assets	100.0	100.0
Teva Pharmaceutical Industries		1.1
OTHERS		0.7

1MSCI EMERGING MARKETS INDEX				Overweight	INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					TELECOMMUNICATION SERVICES
					OTHER
				Even	HEALTH CARE
					INFORMATION TECHNOLOGY
				Underweight	ENERGY
					MATERIALS
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund as of May 31, 2007

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	20.3	16.8	20.2	21.4	EUROPE/MIDDLE EAST/AFRICA	23.8	29.9	26.3	26.1
BRAZIL	12.5	9.2	11.2	11.6	RUSSIAN FEDERATION	6.1	7.7	9.5	9.0
MEXICO	6.8	4.5	5.7	6.4	SOUTH AFRICA	8.3	6.5	8.3	8.1
CHILE	0.5	1.6	2.0	1.6	ISRAEL	2.6	1.8	2.3	2.5
ARGENTINA	0.1	0.5	0.6	0.9	POLAND	0.1	1.5	1.9	1.8
PERU	0.0	0.6	0.7	0.6	TURKEY	3.0	1.2	1.5	1.7
REPUBLIC OF COLOMBIA	0.4	0.4	0.0	0.3	HUNGARY	0.0	0.7	0.9	1.0
SOUTHEAST ASIA	15.8	14.2	13.1	13.4	CZECH REPUBLIC	0.0	0.4	0.5	0.8
INDIA	6.1	8.3	7.3	6.7	EGYPT	2.8	0.6	0.8	0.8
MALAYSIA	4.8	2.2	2.7	2.9	MOROCCO	0.1	0.5	0.6	0.3
INDONESIA	2.5	1.0	1.2	1.6	JORDAN	0.0	0.3	0.0	0.1
THAILAND	1.1	1.7	1.3	1.4	KAZAKHSTAN	0.5	0.0	0.0	0.0
PHILIPPINES	1.0	0.7	0.6	0.6	SULTANATE OF OMAN	0.2	0.2	0.0	0.0
PAKISTAN	0.1	0.3	0.0	0.2	UNITED ARAB EMIRATES	0.1	1.5	0.0	0.0
SRI LANKA	0.2	0.0[4]	0.0	0.0	NIGERIA	0.0	0.5	0.0	0.0
FAR EAST ASIA	31.7	39.1	40.4	39.1	SAUDI ARABIA	0.0	3.2	0.0	0.0
KOREA (SOUTH)	10.6	13.7	16.6	15.9	BAHRAIN	0.0	0.2	0.0	0.0
CHINA	9.7	16.2	12.1	11.7	KUWAIT	0.0	2.2	0.0	0.0
TAIWAN	10.2	9.2	11.7	11.5	ZIMBABWE	0.0	0.0[4]	0.0	0.0
HONG KONG	1.2	0.0	0.0	0.0	QATAR	0.0	0.9	0.0	0.0

					OTHERS[5]	4.4	0.0	0.0	0.0

					Total equity	96.0	100.0	100.0	100.0
					Total fixed income	1.0
					Total cash & equivalents	3.0
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets Index [4]Holding is less than 0.05%.
[5]The current period includes 4.4% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	5/31/07	5/31/07
LATIN AMERICA	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	20.3	21.4
BRAZIL	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	12.5	11.6
MEXICO	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	6.8	6.4
CHILE	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.5	1.6
ARGENTINA	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.1	0.9
PERU	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.6
REPUBLIC OF COLOMBIA	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.4	0.3
VENEZUELA	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0
ECUADOR	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	15.8	13.4
INDIA	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	6.1	6.7
MALAYSIA	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.9
INDONESIA	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.5	1.6
THAILAND	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.1	1.4
PHILIPPINES	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.0	0.6
PAKISTAN	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2
SRI LANKA	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
VIETNAM	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0

FAR EAST ASIA	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	31.7	39.1
KOREA (SOUTH)	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	10.6	15.9
TAIWAN	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	11.7
CHINA	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.2	11.5
HONG KONG	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	0.0

EUROPE/MIDDLE EAST/AFRICA	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	23.8	26.1
RUSSIAN FEDERATION	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	6.1	9.0
SOUTH AFRICA	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	8.3	8.1
ISRAEL	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	2.6	2.5
POLAND	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.1	1.8
TURKEY	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	3.0	1.7
HUNGARY	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	1.0
CZECH REPUBLIC	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.8
EGYPT	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	2.8	0.8
MOROCCO	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
NIGERIA	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0
CROATIA	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	4.4	0.0

Total equity	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	96.0	100.0
Fixed income	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	1.0
Cash & equivalents	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	3.0
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 4.4% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	5/31/07	5/31/07		12/31/06	5/31/07	5/31/07
LATIN AMERICA	18.2	20.3	21.4	EMERGING EUROPE/MIDDLE EAST/AFRICA	23.7	23.8	26.1
BRAZIL	9.4	12.5	11.6	RUSSIAN FEDERATION	5.6	6.1	9.0
MEXICO	7.9	6.8	6.4	SOUTH AFRICA	8.7	8.3	8.1
CHILE	0.5	0.5	1.6	ISRAEL	2.5	2.6	2.5
ARGENTINA	0.1	0.1	0.9	POLAND	0.4	0.1	1.8
PERU	0.0	0.0	0.6	TURKEY	3.3	3.0	1.7
REPUBLIC OF COLOMBIA	0.3	0.4	0.3	HUNGARY	0.3	0.0	1.0
				CZECH REPUBLIC	0.1	0.0	0.8
SOUTHEAST ASIA	16.6	15.8	13.4	EGYPT	2.1	2.8	0.8
INDIA	6.5	6.1	6.7	MOROCCO	0.1	0.1	0.3
MALAYSIA	3.9	4.8	2.9	JORDAN	0.0	0.0	0.1
INDONESIA	3.4	2.5	1.6	KAZAKHSTAN	0.3	0.5	0.0
THAILAND	1.5	1.1	1.4	SULTANATE OF OMAN	0.1	0.2	0.0
PHILIPPINES	0.8	1.0	0.6	UNITED ARAB EMIRATES	0.1	0.1	0.0
PAKISTAN	0.1	0.1	0.2	NIGERIA	0.1	0.0	0.0
SRI LANKA	0.1	0.2	0.0
VIETNAM	0.3	0.0	0.0	OTHER[2]	2.8	4.4	0.0

FAR EAST ASIA	34.1	31.7	39.1	Total equity	95.4	96.0	100.0
KOREA (SOUTH)	11.0	10.6	15.9	Total fixed income	0.9	1.0
CHINA	9.6	9.7	11.7	Total cash and equivalents	3.7	3.0
TAIWAN	11.9	10.2	11.5	Total assets	100.0	100.0
HONG KONG	1.6	1.2	0.0

1MSCI EMERGING MARKETS INDEX
[2]The current period includes 4.4% in companies with substantial business assets in emerging market but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
Lifetime Return					1st qtr.	2.07	2.07	1.20	1.80
Cumulative %	2,675.42	4040.74	—	—	2nd qtr.	5.91	5.91	3.00	4.12
Annualized %	17.14	19.40	__	__	3rd qtr.	16.33	16.33	17.01	17.95
					4th qtr.	7.20	10.03	6.83	7.18
					Year 2005	34.79	38.35	30.31	34.00
					2004
					1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2007					2006
January	0.60	0.60	-1.22	-1.08	1st qtr.	12.89	12.89	11.51	12.02
February	-0.28	-0.28	-0.66	-0.59	2nd qtr.	-4.58	-4.58	-5.11	-4.34
March	4.08	4.08	3.74	3.98	3rd qtr.	7.11	7.11	4.10	4.88
1st qtr.	4.41	4.41	1.79	2.25	4th qtr.	15.74	18.32	17.28	17.60
April	4.52	4.52	4.40	4.63	Year 2006	33.55	36.53	29.18	32.17
May	6.33	6.33	4.62	4.95	2005
Lifetime return					1st qtr.	2.07	2.07	1.20	1.80
Cumulative %	2,675.42	4040.74	—	—	2nd qtr.	5.91	5.91	3.00	4.12
Annualized %	17.14	19.40	__	__	3rd qtr.	16.33	16.33	17.01	17.95
					4th qtr.	7.20	10.03	6.83	7.18
					Year 2005	34.79	38.35	30.31	34.00
					2004
					1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
					3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/07)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of May 31, 2007

								Calendar YTD
	20 years	15 years	10 years	5 years	3 years	1 year	1Q07	5/31/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.57	12.84	11.90	24.92	30.61	27.15	4.59	16.37
- net of operating expenses	18.52	11.97	11.11	24.05	29.70	26.27	4.41	16.05

MSCI Emerging Markets Index (stacked index)	—	9.15	8.57	24.45	27.54	20.65	2.25	12.28

MSCI World Index with net dividends	8.58	9.91	8.27	10.90	15.11	15.90	2.58	10.20

MSCI EAFE Index with net dividends	7.36	9.29	8.56	16.09	20.15	20.49	4.10	10.73

S&P 500 Index with income reinvested	10.70	10.85	8.20	6.26	10.05	11.82	0.64	8.76

Results are in US$. Periods greater than one year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Returns as of May 31, 2007

								Calendar YTD
	20 years	15 years	10 years	5 years	3 years	1 year	1Q07	5/31/07
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.57	12.84	11.90	24.92	30.61	27.15	4.59	16.37
- net of operating expenses	18.52	11.97	11.11	24.05	29.70	26.27	4.41	16.05

MSCI Emerging Markets Index (stacked index)	—	9.15	8.57	24.45	27.54	20.65	2.25	12.28

MSCI World Index with net dividends	8.58	9.91	8.27	10.90	15.11	15.90	2.58	10.20

MSCI EAFE Index with net dividends	7.36	9.29	8.56	16.09	20.15	20.49	4.10	10.73

S&P 500 Index with income reinvested	10.70	10.85	8.20	6.26	10.05	11.82	0.64	8.76

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized. Results reflect the reinvestment of dividends, interest and other earnings.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund, Inc.

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/06	5/31/07	5/31/07		12/31/06	5/31/07	5/31/07
ENERGY	5.9	7.2	14.6	HEALTH CARE	1.9	1.8	1.8
ENERGY EQUIPMENT & SERVICES	0.3	0.6	0.3	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.0
OIL GAS & CONSUMABLE FUELS	5.6	6.6	14.3	HEALTH CARE PROVIDERS & SERVICES	0.5	0.5	0.1
MATERIALS	11.2	14.4	14.6	PHARMACEUTICALS	1.4	1.3	1.7
CHEMICALS	0.2	1.3	2.1	FINANCIALS	16.7	14.9	21.1
CONSTRUCTION MATERIALS	3.4	4.3	1.9	COMMERCIAL BANKS	11.0	10.5	15.1
CONTAINERS & PACKAGING	0.1	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.5	0.5	0.3
METALS & MINING	6.6	7.9	9.9	DIVERSIFIED FINANCIAL SERVICES	1.4	1.3	1.2
PAPER & FOREST PRODUCTS	0.9	0.9	0.6	CONSUMER FINANCE	0.0	0.0	0.0
INDUSTRIALS	10.9	12.7	9.2	CAPITAL MARKETS	0.3	0.3	0.9
AEROSPACE & DEFENSE	0.7	1.2	0.3	INSURANCE	2.4	0.8	2.5
BUILDING PRODUCTS	0.2	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.3	0.0
CONSTRUCTION & ENGINEERING	4.8	6.0	1.9	REAL ESTATE MANAGEMENT & DEVELOPMENT	1.0	1.2	1.1
ELECTRICAL EQUIPMENT	0.7	1.2	0.4
INDUSTRIAL CONGLOMERATES	0.8	1.4	1.9	INFORMATION TECHNOLOGY	14.2	12.3	12.3
MACHINERY	1.2	0.6	1.7	INTERNET SOFTWARE & SERVICES	0.3	0.5	0.3
TRADING COMPANIES & DISTRIBUTORS	0.0	0.0	0.4	IT SERVICES	1.9	1.6	1.3
COMMERCIAL SERVICES & SUPPLIES	0.1	0.1	0.0	SOFTWARE	0.2	0.2	0.3
AIR FREIGHT & LOGISTICS	0.3	0.3	0.2	COMMUNICATIONS EQUIPMENT	0.7	0.4	0.2
AIRLINES	0.7	0.7	0.6	COMPUTERS & PERIPHERALS	1.1	0.7	1.7
MARINE	0.1	0.1	0.7	ELECTRONIC EQUIPMENT & INSTRUMENTS	4.2	3.8	2.5
ROAD & RAIL	0.0	0.0	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.1	6.0
TRANSPORTATION INFRASTRUCTURE	1.3	1.1	0.7	TELECOMMUNICATION SERVICES	11.2	12.0	10.9
CONSUMER DISCRETIONARY	8.4	9.0	6.3	DIVERSIFIED TELECOMMUNICATION SERVICES	3.7	4.2	3.8
AUTO COMPONENTS	1.1	0.9	0.4	WIRELESS TELECOMMUNICATION SERVICES	7.5	7.8	7.1
AUTOMOBILES	1.1	0.9	1.2	UTILITIES	2.5	2.3	3.7
HOUSEHOLD DURABLES	0.0	0.0	1.1	ELECTRIC UTILITIES	1.4	1.4	2.2
LEISURE EQUIPMENT & PRODUCTS	0.1	0.2	0.2	GAS UTILITIES	0.0	0.0	0.3
TEXTILES, APPAREL, & LUXURY GOODS	0.0	0.2	0.3	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.3	1.4	0.6	WATER UTILITIES	0.3	0.3	0.2
DIVERSIFIED CONSUMER SERVICES	0.0	0.2	0.0	INDEPENDENT POWER PROD & ENERGY TRADERS	0.8	0.6	0.9
MEDIA	2.2	1.9	1.3	OTHER	1.5	1.4	0.0
DISTRIBUTORS	0.3	0.4	0.2	EMERGING MARKET FUNDS/ PARTNERSHIPS	1.5	1.4	0.0
INTERNET & CATALOG RETAIL	0.4	0.7	0.1
MULTILINE RETAIL	1.2	1.0	0.5	Total equity	95.4	96.0	100.0
SPECIALTY RETAIL	0.7	1.2	0.4	Total fixed income	0.9	1.0
CONSUMER STAPLES	11.0	8.0	5.5	Total cash and equivalents	3.7	3.0
FOOD & STAPLES RETAILING	4.6	2.2	1.4	Total assets	100.0	100.0
BEVERAGES	3.4	2.9	1.3
FOOD PRODUCTS	2.2	2.5	1.6
TOBACCO	0.0	0.0	0.7
HOUSEHOLD PRODUCTS	0.4	0.3	0.3
PERSONAL PRODUCTS	0.4	0.1	0.2

1MSCI EMERGING MARKETS INDEX